Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Confidential draft submission
As submitted confidentially to the Securities and Exchange Commission on March 5, 2021 pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Jamf Holding Corp.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	82-3031543 (I.R.S. Employer Identification No.)
100 Washington Ave S, Suite 1100
Minneapolis, MN 55401
Telephone: (612) 605-6625
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Dean Hager
Chief Executive Officer
100 Washington Ave S, Suite 1100
Minneapolis, MN 55401
Telephone: (612) 605-6625
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Robert M. Hayward, P.C. Robert E. Goedert, P.C. Alexander M. Schwartz Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Michael Kaplan Marcel R. Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒	Smaller Reporting Company ☐ Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share		$	$	$

(1)
Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares from certain of the selling shareholders.

(2)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low sales price of the registrant’s common stock on           , 2021 as reported by the NASDAQ Global Select Market.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Subject to Completion. Dated           , 2021
           Shares
Common Stock
The selling shareholders named herein are offering           shares of our common stock. We are not selling any shares under this prospectus and we will not receive any proceeds from the sale of shares by the selling shareholders.
Our common stock is listed on the NASDAQ Global Select Market (the “ NASDAQ”) under the symbol “JAMF”. On           , 2021, the last reported sales price of our common stock on the NASDAQ was $      per share. The final public offering price will be determined through negotiations between the selling shareholders and the lead underwriters in this offering and the recent market price used throughout this prospectus may not be indicative of the actual offering price.
We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our common stock.
Immediately after this offering, assuming an offering size as set forth above, funds controlled by our principal shareholder, Vista Equity Partners, will own approximately    % of our outstanding common stock (or    % of our outstanding common stock if the underwriters’ option to purchase additional shares from certain of the selling shareholders is exercised in full). As a result, we expect to remain a “controlled company” within the meaning of the corporate governance standards of the NASDAQ. See “Management — Corporate Governance — Controlled Company Status”.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)
See “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares of our common stock from certain of the selling shareholders at the public offering price less the underwriting discount.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on             , 2021.
Goldman Sachs & Co. LLCJ.P. Morgan
Prospectus dated                 , 2021

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Neither we, the selling shareholders nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (“SEC”). Neither we, the selling shareholders nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States, neither we, the selling shareholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary highlights selected information contained or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” in this prospectus and “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference herein. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements”.
Unless the context otherwise requires, the terms “Jamf”, the “Company”, “our company”, “we”, “us” and “our” in this prospectus refer to Jamf Holding Corp. and, where appropriate, its consolidated subsidiaries. The term “Vista refers to Vista Equity Partners, our principal shareholder, and the term “Vista Funds” refers to Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P., Vista Co-Invest Fund 2017-1, L.P. and VEPF VI Co-Invest 1, L.P.
Our Mission
Our mission is to help organizations succeed with Apple.
Overview
We are the standard in Apple Enterprise Management, and our cloud software platform is the only vertically-focused Apple infrastructure and security platform of scale in the world. We help organizations, including businesses, hospitals, schools and government agencies, connect, manage and protect Apple products, apps and corporate resources in the cloud without ever having to touch the devices. With Jamf’s software, Apple devices can be deployed to employees brand new in the shrink-wrapped box, set up automatically and personalized at first power-on and administered continuously throughout the life of the device.
Jamf was founded in 2002, around the same time that Apple was leading an industry transformation. Apple transformed the way people access and utilize technology through its focus on creating a superior consumer experience. With the release of revolutionary products like the Mac, iPod, iPhone and iPad, Apple built the world’s most valuable brand and became ubiquitous in everyday life.
We believe employees have come to expect the same high-quality Apple user experience at work as they enjoy in their personal lives. This is often not possible as many organizations rely on legacy solutions to administer Apple devices or do not give employees a choice of device. Jamf’s software solutions preserve and extend the native Apple experience, allowing employees to use their Apple devices as they do in their personal lives, while retaining their privacy and fulfilling IT’s enterprise requirements around deployment, access and security.
We have built our company through a singular focus on being the primary solution for Apple in the enterprise. Through our long-standing relationship with Apple, we have accumulated significant Apple technical experience and expertise that give us the ability to fully and quickly leverage and extend the capabilities of Apple products, operating systems and services. This expertise enables us to fully support new innovations and operating system releases the moment they are made available by Apple. This focus has allowed us to create a best-in-class user experience for Apple in the enterprise and grow to more than 47,000 customers deploying 20.4 million Apple devices in more than 100 countries and territories as of December 31, 2020.
We sell our Software as a Service (“SaaS”) solutions via a subscription model, through a direct sales force, online and indirectly via our channel partners, including Apple. Our multi-dimensional go-to-market model and cloud-deployed offering enable us to reach all organizations around the world, large and small, with our software solutions. As a result, we continue to see rapid growth and expansion of our customer base as Apple continues to gain momentum in the enterprise. Our customers include many highly recognizable brands and organizations including Apple itself, 8 of the largest 10 Fortune 500 companies, 7 of the top 10 Fortune 500 technology companies, 23 of the 25 most valuable brands (according to the Forbes Most Valuable Brands rankings) and 10 of the 10 largest U.S. banks (based on total assets according to bankrate.com) as of December 31, 2020. Additionally, we see opportunities to sell add-on products from our software platform into our current install base in order to provide greater value for our

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
customers. Our focus on customer success and innovation has resulted in a Net Promoter Score of 54.6 as of December 31, 2020, which significantly exceeds industry averages. For further discussion on our Net Promoter Score, see “Market and Industry Data”.
Complementing our software platform is Jamf Nation, the world’s largest online community of IT professionals focused exclusively on Apple in the enterprise. This active, grassroots community of over 100,000 members serves as a highly-qualified and efficient crowd-sourced Q&A engine for anyone with questions about Apple deployments. This community selflessly acts as a resource for existing and potential customers and is also an important asset in providing feature feedback and ideas for our product roadmap.
As of December 31, 2020, 2019 and 2018, our annual recurring revenue (“ARR”) was $285.3 million, $208.9 million and $142.3 million, respectively, representing growth of 37% and 47%, respectively. For the years ended December 31, 2020, 2019 and 2018, our total revenue was $269.5 million, $204.0 million, and $146.6 million, respectively, representing period-over-period growth of 32% and 39%, respectively. For the years ended December 31, 2020, 2019 and 2018, our loss from operations was $(14.5) million, $(20.3) million and $(30.0) million, respectively. For the years ended December 31, 2020, 2019 and 2018, our net losses were $(22.8) million, $(32.6) million and $(36.3) million, respectively. For the years ended December 31, 2020, 2019 and 2018, our net cash provided by operating activities was $52.7 million, $11.9 million and $9.4 million, respectively. For the years ended December 31, 2020, 2019 and 2018, our Non-GAAP Operating Income was $30.4 million, $16.5 million and $2.9 million, respectively, and our Adjusted EBITDA was $35.4 million, $20.8 million and $6.6 million, respectively. Non-GAAP Operating Income and Adjusted EBITDA are supplemental measures that are not calculated and presented in accordance with GAAP. See “—Non-GAAP Financial Measures” for a definition of each of Non-GAAP Operating Income and Adjusted EBITDA and a reconciliation to their respective most directly comparable GAAP financial measures.
Recent Developments
The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. To date, COVID-19 has not had a material impact on our business; however, it is difficult to determine future impacts as it is not possible to estimate the duration and future impact of COVID-19 nor its impact on our client base. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of COVID-19” included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus, for additional information regarding how COVID-19 has impacted our business.
Vista Equity Partners
We have a valuable relationship with our principal shareholder, Vista. In 2017, Vista formed our company for the purpose of acquiring all of the capital stock of JAMF Holdings, Inc. We refer to this transaction as the “Vista Acquisition.” We are party to a director nomination agreement with Vista that provides Vista the right to designate nominees to our board of directors (our “Board”), subject to certain conditions. See “Certain Relationships and Related Party Transactions — Related Party Transactions —  Director Nomination Agreement” for more details with respect to the director nomination agreement.
Vista is a U.S.-based investment firm with offices in Austin, San Francisco, Chicago, New York and Oakland with more than $73 billion in cumulative capital commitments. Vista exclusively invests in software, data and technology-enabled organizations led by world-class management teams. As a value-added investor with a long-term perspective, Vista contributes professional expertise and multi-level support towards companies to realize their potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven management techniques that yield flexibility and opportunity.
General Corporate Information
Jamf was founded in 2002. We were incorporated in 2017 as Juno Topco, Inc., a Delaware corporation, in connection with the Vista’s acquisition of Jamf. Effective June 25, 2020, the name of our company was changed to Jamf Holding Corp. Our principal executive offices are located at 100 Washington Ave S, Suite 1100, Minneapolis, MN. Our telephone number is (612) 605-6625. Our website address is www.jamf.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.
This prospectus and the documents incorporated by reference herein include our trademarks and service marks, such as “Jamf,” which are protected under applicable intellectual property laws and are our property. This prospectus and the documents incorporated by reference herein also contain trademarks, service marks, trade names and copyrights of other companies, such as “Amazon” and “Apple,” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus and the documents incorporated by reference herein may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company for the first five fiscal years after the completion of our initial public offering (“IPO”) unless one of the following occurs: (i) our total annual gross revenue is at least $1.07 billion, (ii) we have issued more than $1.0 billion in non-convertible debt securities during the prior three year period, or (iii) we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.
The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.
THE OFFERING
Common stock offered by the selling shareholders
           shares.
Option to purchase additional shares from certain of the selling shareholders
The underwriters have the option to purchase up to an additional          shares from certain of the selling shareholders, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.
Common stock to be outstanding after this
offering
117,464,443 shares.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Use of proceeds
The selling shareholders will receive all of the net proceeds from this offering and we will not receive any proceeds from the sale of shares of common stock in this offering. See “Use of Proceeds”.
Controlled company
After this offering, assuming an offering size as set forth in this section, the Vista Funds will own approximately    % of our common stock (or    % of our common stock if the underwriters’ option to purchase additional shares from certain of the selling shareholders is exercised in full). As a result, we will remain a controlled company within the meaning of the corporate governance standards of the NASDAQ. See “Management — Corporate Governance — Controlled Company Status”.
Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus and in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference herein, for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Trading symbol
“JAMF”
The number of shares of common stock to be outstanding following this offering is based on 117,464,443 shares of common stock outstanding as of February 28, 2021, and excludes:
•
6,762,519 shares of common stock issuable upon the exercise of options outstanding as of February 28, 2021, with a weighted average exercise price of $6.25 per share;

•
1,289,139 shares of common stock issuable upon vesting and settlement of restricted stock units (“RSUs”) as of February 28, 2021;

•
128,928 shares of common stock reserved for future issuance under our 2017 Stock Option Plan (the “2017 Plan”) as of February 28, 2021; and

•
18,190,560 shares of common stock reserved for future issuance under our 2020 Omnibus Incentive Plan (the “2020 Plan”) as of February 28, 2021.

Unless otherwise indicated, all information in this prospectus assumes:
•
no exercise of outstanding options or issuance of shares of common stock upon vesting and settlement of RSUs after February 28, 2021; and

•
no exercise by the underwriters of their option to purchase up to           additional shares of common stock from certain of the selling shareholders.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data. The summary consolidated statement of operations data and summary consolidated statement of cash flows data for the years ended December 31, 2020, 2019 and 2018 and the summary consolidated balance sheet data as of December 31, 2020 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the summary historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Subscription	$249,192	$175,189	$113,040
Services	14,525	19,008	20,206
License	5,734	9,830	13,316
Total revenue	269,451	204,027	146,562
Cost of revenue:
Cost of subscription(1)(2) (exclusive of amortization expense shown below)	39,323	31,539	24,088
Cost of services(1)(2) (exclusive of amortization expense shown below)	10,712	14,224	16,246
Amortization expense	10,753	10,266	8,969
Total cost of revenue	60,788	56,029	49,303
Gross profit	208,663	147,998	97,259
Operating expenses:
Sales and marketing(1)(2)	96,251	71,006	51,976
Research and development(1)(2)	52,431	42,829	31,515
General and administrative(1)(2)(3)	51,904	32,003	22,270
Amortization expense	22,575	22,416	21,491
Total operating expenses	223,161	168,254	127,252
Loss from operations	(14,498)	(20,256)	(29,993)
Interest expense, net	(10,741)	(21,423)	(18,203)
Loss on extinguishment of debt	(5,213)	—	—
Foreign currency transaction gain (loss)	(722)	(1,252)	(418)
Other income, net	91	220	221
Loss before income tax benefit	(31,083)	(42,711)	(48,393)
Income tax benefit	8,312	10,111	12,137
Net loss	$(22,771)	$(32,600)	$(36,256)
	Years Ended December 31,
	2020	2019	2018
	(in thousands, except share and per share amounts)
Per Share Data:(4)
Net loss per share:
Basic	$(0.21)	$(0.32)	$(0.35)
Diluted	$(0.21)	$(0.32)	$(0.35)
Weighted average shared used in computing net loss per share:
Basic	108,908,597	102,752,092	102,325,465
Diluted	108,908,597	102,752,092	102,325,465

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$52,743	$11,904	$9,360
Net cash used in investing activities	(6,876)	(47,363)	(5,802)
Net cash provided by financing activities	115,964	28,652	1,770
Non-GAAP Financial Data (unaudited):
Non-GAAP Gross Profit(5)	$220,287	$158,458	$106,453
Non-GAAP Operating Income(6)	30,443	16,479	2,940
Adjusted EBITDA(7)	35,374	20,824	6,615

(1)
Includes stock-based compensation as follows:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Cost of revenue:
Subscription	$732	$194	$225
Services	139	—	—
Sales and marketing	1,748	460	529
Research and development	1,533	394	239
General and administrative	2,591	1,413	1,322
	$6,743	$2,461	$2,315

(2)
Includes depreciation expense as follows:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Cost of revenue:
Subscription	$917	$846	$745
Services	193	232	285
Sales and marketing	1,829	1,582	1,238
Research and development	1,067	1,052	905
General and administrative	834	413	281
	$4,840	$4,125	$3,454

(3)
Includes acquisition-related expense as follows:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
General and administrative	$5,200	$1,392	$158
General and administrative also includes a Digita earnout benefit (expense) of $1.0 million and $(0.2) million for the years ended December 31, 2020 and 2019, respectively.
(4)
See Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus, for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted average number of shares used in the computation of the per share amounts.

(5)
We define Non-GAAP Gross Profit as gross profit, adjusted for stock-based compensation expense and amortization expense. For a reconciliation of Non-GAAP Gross Profit to gross profit, the most directly comparable measure calculated and presented in accordance with GAAP, see “— Non-GAAP Financial Measures — Non-GAAP Gross Profit”.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
(6)
We define Non-GAAP Operating Income as operating loss, adjusted for amortization, stock-based compensation, acquisition-related expense, acquisition-related earnout and costs associated with our secondary offering. Non-GAAP Operating Income is a supplemental measure that is not calculated and presented in accordance with GAAP. For a reconciliation of Non-GAAP Operating Income to operating loss, the most directly comparable measure calculated and presented in accordance with GAAP, see “— Non-GAAP Financial Measures — Non-GAAP Operating Income”.

(7)
We define Adjusted EBITDA as net loss, adjusted for interest expense, net, benefit for income taxes, depreciation and amortization, stock-based compensation, foreign currency transaction loss, loss on extinguishment of debt, acquisition-related expense, acquisition-related earnout, and costs associated with our secondary offering. For a reconciliation of Adjusted EBITDA to net loss, the most directly comparable measure calculated and presented in accordance with GAAP, see “— Non-GAAP Financial Measures — Adjusted EBITDA”.

December 31, 2020
(in thousands)
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$194,868
Working capital(a)	89,214
Total assets	1,078,153
Deferred revenues	205,950
Debt	—
Total liabilities	262,672
Total stockholders’ equity	815,481

(a)
We define working capital as current assets less current liabilities.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Quarterly Results of Operations and Other Data
The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the twelve fiscal quarters ended December 31, 2020. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements that are included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes that are included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.
	For the Three Months Ended,
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Subscription	$70,044	$65,782	$58,748	$54,618	$50,093	$47,051	$41,264	$36,781	$33,125	$31,244	$26,454	$22,217
Services	4,459	3,605	2,451	4,010	4,479	5,234	4,794	4,501	5,332	5,510	4,970	4,394
License	1,923	1,017	1,032	1,762	2,449	2,283	2,252	2,846	3,440	2,539	3,183	4,154
Total revenue	76,426	70,404	62,231	60,390	57,021	54,568	48,310	44,128	41,897	39,293	34,607	30,765
Cost of revenue:
Cost of subscription(1) (exclusive of amortization expense shown below)	11,196	10,117	8,762	9,248	9,114	8,045	7,423	6,957	6,519	6,264	5,752	5,553
Cost of services(1) (exclusive of amortization expense shown below)	2,976	2,443	2,207	3,086	3,635	3,397	3,549	3,643	3,811	4,097	4,110	4,228
Amortization expense	2,719	2,679	2,678	2,677	2,678	2,634	2,513	2,441	2,298	2,231	2,220	2,220
Total cost of revenue	16,891	15,239	13,647	15,011	15,427	14,076	13,485	13,041	12,628	12,592	12,082	12,001
Gross profit	59,535	55,165	48,584	45,379	41,594	40,492	34,825	31,087	29,269	26,701	22,525	18,764
Operating expenses:
Sales and marketing(1)	30,516	23,251	20,202	22,282	22,156	16,962	16,612	15,276	15,500	13,298	12,554	10,624
Research and development(1)	15,149	12,736	11,929	12,617	13,376	10,919	9,491	9,043	8,375	7,902	7,540	7,698
General and administrative(1)	20,091	13,921	6,603	11,289	10,427	6,779	7,534	7,263	6,743	5,164	5,063	5,300
Amortization expense	5,634	5,633	5,634	5,674	5,530	5,627	5,626	5,633	5,375	5,372	5,372	5,372
Total operating expenses	71,390	55,541	44,368	51,862	51,489	40,287	39,263	37,215	35,993	31,736	30,529	28,994
Income (loss) from operations	(11,855)	(376)	4,216	(6,483)	(9,895)	205	(4,438)	(6,128)	(6,724)	(5,035)	(8,004)	(10,230)
Interest expense, net	(66)	(1,207)	(4,690)	(4,778)	(4,998)	(5,473)	(5,481)	(5,471)	(4,285)	(4,738)	(4,778)	(4,402)
Loss on extinguishment of debt	—	(5,213)	—	—	—	—	—	—	—	—	—	—
Foreign currency transaction gain (loss)	(251)	(154)	(13)	(304)	59	(861)	(197)	(253)	(79)	(94)	(183)	(62)
Other income, net	—	—	36	55	55	55	55	55	55	55	56	55
Loss before income tax benefit	(12,172)	(6,950)	(451)	(11,510)	(14,779)	(6,074)	(10,061)	(11,797)	(11,033)	(9,812)	(12,909)	(14,639)
Income tax benefit	3,207	1,857	28	3,220	3,530	1,404	2,390	2,787	3,039	2,352	3,239	3,507
Net loss	$(8,965)	$(5,093)	$(423)	$(8,290)	$(11,249)	$(4,670)	$(7,671)	$(9,010)	$(7,994)	$(7,460)	$(9,670)	$(11,132)

(1)
Includes stock-based compensation as follows:

	For the Three Months Ended,
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	(in thousands)
Cost of revenue:
Subscription	$342	$314	$38	$38	$38	$38	$55	$63	$60	$62	$59	$44
Services	77	62	—	—	—	—	—	—	—	—	—	—
Sales and marketing	851	675	111	111	112	112	143	93	202	113	132	81
Research and development	712	523	141	157	110	99	95	90	(20)	84	86	89
General and administrative	858	754	474	505	385	349	356	323	326	353	369	275
	$2,840	$2,328	$764	$811	$645	$598	$649	$569	$568	$612	$646	$489

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the non-GAAP measures of Non-GAAP Gross Profit, Non-GAAP Gross Profit Margin, Non-GAAP Operating Income, Non-GAAP Operating Income Margin, Non-GAAP Net Income and Adjusted EBITDA are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.
Non-GAAP Gross Profit
Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin are supplemental measures of operating performance that are not prepared in accordance with GAAP and that do not represent, and should not be considered as, alternatives to gross profit or gross profit margin, as determined in accordance with GAAP. We define Non-GAAP Gross Profit as gross profit, adjusted for stock-based compensation expense and amortization expense. We define Non-GAAP Gross Profit Margin as Non-GAAP Gross Profit as a percentage of total revenue.
We use Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin to understand and evaluate our core operating performance and trends and to prepare and approve our annual budget. We believe Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin are useful measures to us and to our investors to assist in evaluating our core operating performance because it provides consistency and direct comparability with our past financial performance and between fiscal periods, as the metric eliminates the effects of variability of stock-based compensation expense and amortization of acquired developed technology, which are non-cash expenses that may fluctuate for reasons unrelated to overall operating performance. While the amortization expense of acquired developed technology is excluded from Non-GAAP Gross Profit, the revenue related to acquired developed technology is reflected in Non-GAAP Gross Profit as these assets contribute to our revenue generation.
Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin should not be considered as replacements for gross profit or gross profit margin, as determined by GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.
A reconciliation of Non-GAAP Gross Profit to gross profit, the most directly comparable GAAP measure, is as follows:
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Gross profit	$208,663	$147,998	$97,259
Amortization expense	10,753	10,266	8,969
Stock-based compensation	871	194	225
Non-GAAP Gross Profit	$220,287	$158,458	$106,453
Non-GAAP Gross Profit Margin	82%	78%	73%
Non-GAAP Operating Income
Non-GAAP Operating Income and Non-GAAP Operating Income Margin are supplemental measures of operating performance that are not prepared in accordance with GAAP and that do not represent, and should not be considered

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
as, alternatives to operating loss or operating loss margin, as determined in accordance with GAAP. We define Non-GAAP Operating Income as operating loss, adjusted for amortization, stock-based compensation, acquisition-related expense, acquisition-related earnout and costs associated with our secondary offering. We define Non-GAAP Operating Income Margin as Non-GAAP Operating Income as a percentage of total revenue.
We use Non-GAAP Operating Income and Non-GAAP Operating Income Margin to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Non-GAAP Operating Income and Non-GAAP Operating Income Margin facilitate comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, help provide a broader picture of factors and trends affecting our results of operations. While the amortization expense of acquired trademarks, customer relationships, and developed technology is excluded from Non-GAAP Operating Income, the revenue related to acquired trademarks, customer relationships, and developed technology is reflected in Non-GAAP Operating Income as these assets contribute to our revenue generation.
Non-GAAP Operating Income and Non-GAAP Operating Income Margin have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, Non-GAAP Operating Income and Non-GAAP Operating Income Margin should not be considered as replacements for operating loss or operating loss margin, as determined by GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.
A reconciliation of Non-GAAP Operating Income to operating loss, the most directly comparable GAAP measure, is as follows:
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Operating loss	$(14,498)	$(20,256)	$(29,993)
Amortization expense	33,328	32,682	30,460
Stock-based compensation	6,743	2,461	2,315
Acquisition-related expense	5,200	1,392	158
Acquisition-related earnout	(1,000)	200	—
Offering costs	670	—	—
Non-GAAP Operating Income	$30,443	$16,479	$2,940
Non-GAAP Operating Income Margin	11%	8%	2%
Non-GAAP Net Income
Non-GAAP Net Income (Loss) is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to net loss, as determined in accordance with GAAP. We define Non-GAAP Net Income (Loss) as net loss, adjusted for amortization, stock-based compensation, foreign currency transaction loss, loss on extinguishment of debt, acquisition-related expense, acquisition-related earnout, costs associated with our secondary offering, discrete tax items and benefit for income taxes.
We use Non-GAAP Net Income (Loss) to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Non-GAAP Net Income (Loss) facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations. While the amortization expense of acquired trademarks, customer relationships, and developed technology is excluded from Non-GAAP Net Income (Loss), the revenue related to acquired trademarks, customer relationships, and developed technology is reflected in Non-GAAP Net Income (Loss) as these assets contribute to our revenue generation.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Non-GAAP Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Non-GAAP Net Income (Loss) should not be considered as a replacement for net loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.
A reconciliation of Non-GAAP Net Income (Loss) to net loss, the most directly comparable GAAP measure, is as follows:
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Net loss	$(22,771)	$(32,600)	$(36,256)
Amortization expense	33,328	32,682	30,460
Stock-based compensation	6,743	2,461	2,315
Foreign currency transaction loss	722	1,252	418
Loss on extinguishment of debt	5,213	—	—
Acquisition-related expense	5,200	1,392	158
Acquisition-related earnout	(1,000)	200	—
Offering costs	670	—	—
Discrete tax items	(2,937)	53	(534)
Benefit for income taxes(1)	(9,793)	(9,280)	(8,124)
Non-GAAP Net Income (Loss)	$15,375	$(3,840)	$(11,563)

(1)
With exception of the fourth quarter of 2020, the related tax effects of the adjustments to Non-GAAP Net Income (Loss) were calculated using the respective statutory tax rates for applicable jurisdictions, which was not materially different from our annual effective tax rate of approximately 25%. In the fourth quarter of 2020, our annual effective tax rate was impacted by changes in valuation allowance and foreign currencies. Therefore, we used the annual effective tax rate of 15.4% in the fourth quarter of 2020 as this was materially different than our statutory rate.

Adjusted EBITDA
Adjusted EBITDA is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to net loss, as determined in accordance with GAAP. We define Adjusted EBITDA as net loss, adjusted for interest expense, net, benefit for income taxes, depreciation and amortization, stock-based compensation, foreign currency transaction loss, loss on extinguishment of debt, acquisition-related expense, acquisition-related earnout, and costs associated with our secondary offering.
We use Adjusted EBITDA to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Adjusted EBITDA facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations.
Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Adjusted EBITDA should not be considered as a replacement for net loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.
A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, is as follows:

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Net loss	$(22,771)	$(32,600)	$(36,256)
Interest expense, net	10,741	21,423	18,203
Benefit for income taxes	(8,312)	(10,111)	(12,137)
Depreciation expense	4,840	4,125	3,454
Amortization expense	33,328	32,682	30,460
Stock-based compensation	6,743	2,461	2,315
Foreign currency transaction loss	722	1,252	418
Loss on extinguishment of debt	5,213	—	—
Acquisition-related expense	5,200	1,392	158
Acquisition-related earnout	(1,000)	200	—
Offering costs	670	—	—
Adjusted EBITDA	$35,374	$20,824	$6,615

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks described below, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference herein, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occur, or if any additional risks not presently known to us or that we have currently deemed immaterial occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.
Risks Related to Ownership of Our Common Stock and this Offering
Vista controls us, and its interests may conflict with ours or yours in the future.
Immediately following this offering, Vista will beneficially own approximately    % of our common stock, or    % if the underwriters exercise in full their option to purchase additional shares from certain of the selling shareholders. This means that, based on its percentage voting power, Vista controls the vote of all matters submitted to a vote of our Board or shareholders, which enables it to control the election of the members of the Board and all other corporate decisions. In addition, our bylaws provide that Vista has the right to designate the Chairman of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when Vista ceases to own shares of our stock representing a majority of the total voting power, for so long as Vista continues to own a significant portion of our stock, Vista will still be able to significantly influence the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring shareholder approval. Accordingly, for such period of time, Vista will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Vista continues to own a significant percentage of our stock, Vista will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.
In addition, we are party to a director nomination agreement with Vista that provides Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owns as of the date of our IPO; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owns as of the date of our IPO; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owns as of the date of our IPO; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owns as of the date of our IPO; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the total number of shares of our common stock it owns as of the date of our IPO. The director nomination agreement also provides that Vista may assign such right to a Vista affiliate. The director nomination agreement prohibits us from increasing or decreasing the size of our Board without the prior written consent of Vista.
Vista and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, Vista and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation provides that none of Vista, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Vista also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Vista may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.
We are a “controlled company” within the meaning of the rules of NASDAQ and, as a result, we qualify for, and currently rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.
Upon the listing of our common stock on NASDAQ we became a “controlled company” within the meaning of the rules of NASDAQ. Investment funds affiliated with Vista continue to control a majority of the voting power of our outstanding common stock. As a result, we will remain a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
•
the requirement that a majority of our Board consist of independent directors;

•
the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•
the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We intend to continue to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.
An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.
Our IPO occurred in July 2020. Therefore, there has been a public market for our common stock for a short period of time. Although we have listed our common stock on NASDAQ under the symbol “JAMF,” an active trading market for our shares may not be sustained. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
For as long as we are an “emerging growth company”, we will not be required to comply with certain public company reporting requirements, which could make our common stock less attractive to investors.
We are an “emerging growth company”, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended December 31, 2017, or five years of Selected Consolidated Financial Data, in this prospectus. We could be an emerging growth company for up to five years after the first sale of our common stock in our IPO, which fifth anniversary will occur in 2025. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer”, our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.
Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.
Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.
In addition to Vista’s beneficial ownership of    % of our common stock after this offering (or    %, if the underwriters exercise in full their option to purchase additional shares from the selling shareholders), our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:
•
these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•
these provisions provide for a classified board of directors with staggered three-year terms;

•
these provisions provide that, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•
these provisions prohibit shareholder action by written consent from and after the date on which Vista beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
•
these provisions provide that for as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•
these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to it.

Our certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the DGCL, and prevents us from engaging in a business combination with a person (excluding Vista and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.
These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.
Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.
Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
Our operating results and stock price may be volatile, and the market price of our common stock may drop below the price you pay.
Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:
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market conditions in our industry or the broader stock market;

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sales of Apple devices, Apple’s reputation and enterprise adoption of Apple devices;

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actual or anticipated fluctuations in our quarterly financial and operating results;

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introduction of new products or services by us, Apple or our competitors;

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issuance of new or changed securities analysts’ reports or recommendations;

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sales, or anticipated sales, of large blocks of our stock;

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additions or departures of key personnel;

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regulatory or political developments;

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litigation and governmental investigations;

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changing economic conditions, including impacts from COVID-19;

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investors’ perception of us;

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events beyond our control such as weather and war; and

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any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
Substantial blocks of our total outstanding shares may be sold into the market. If there are substantial sales of shares of our common stock, the price of our common stock could decline.
The price of our common stock could decline if there are substantial sales of shares of our common stock particularly sales by our directors, executive officers, and significant shareholders, if there is a large number of shares of our common stock available for sale, or if there is the perception that these sales could occur. As of December 31, 2020, we had 116,992,472 shares of our common stock outstanding. All of the shares of common stock sold in our IPO and November 2020 follow-on offering are available for sale in the public market. In addition, we have registered shares of common stock that we may issue under our equity compensation plans. Such shares can be freely sold in the public market upon issuance. Shares held by directors, executive officers and other affiliates are subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.
In connection with our IPO, we entered into a registration rights agreement with Vista. Vista is entitled to request that we register Vista’s shares in the future, subject to the terms and conditions of

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the registration rights agreement, and our executive officers may also elect to participate in such offerings from time to time. Vista is also entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Vista’s expenses in connection with Vista’s exercise of these rights. These registration rights would facilitate the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading.
Subject to certain exceptions described in the section titled “Underwriting,” we, our directors and executive officers and the Vista Funds (as well as a certain charity if it receives a contribution of shares of common stock from the Vista Funds) have entered into or will enter into lock up agreements with the underwriters of this offering pursuant to which we and they have agreed, or will agree, that, subject to certain exceptions, we will not issue, and they will not directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of           days after the date of this prospectus. See “Underwriting” and “Shares Eligible for Future Sale” for more information.
Certain of our employees, including our executive officers, and/or directors have entered into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans may be permitted, pursuant to the terms of such trading plans, including prior to the expiration of the lock-up agreements relating to this offering.
Moreover, all of such shares will be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters.
The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of such shares intend to sell their shares.
In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding common stock.
Because we have no current plans to pay regular cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of our existing indebtedness and any future outstanding indebtedness we or our subsidiaries incur, including under the new credit agreement (the “New Credit Agreement”) we entered into on July 27, 2020, providing for a new revolving credit facility (our “New Revolving Credit Facility”) with an initial $150.0 million in commitments for revolving loans, which may be increased or decreased under specific circumstances, with a $25.0 million letter of credit sublimit and a $50.0 million alternative currency sublimit. As of December 31, 2020, we had $1.0 million of letters of credit outstanding under our New Revolving Credit Facility. The maturity date of the New Credit Agreement is July 27, 2025. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.
The trading market for our shares is influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If

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one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

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FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements (including statements found in documents incorporated herein by reference, to the extent applicable). Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including those disclosed in “Risk Factors” and elsewhere in this prospectus and “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus.
We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” in this prospectus and “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in the context of these risks and uncertainties.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus, or any document incorporated by reference, are made only as of the date hereof or thereof (as applicable). We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

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MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus or the documents incorporated by reference in this prospectus are generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors” in this prospectus and “Risk Factors” included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference herein.
This prospectus includes references to our Net Promoter Score. A Net Promoter Score is a metric used for measuring customer satisfaction and loyalty. We calculate our Net Promoter Score by asking customers the following question: “How likely are you to recommend Jamf to another organization?” Customers are then given a scale from 0 (labeled as “Not at all likely”) to 10 (labeled as “Extremely Likely”). Customers rating us 6 or below are considered “Detractors,” 7 or 8 are considered “Passives,” and 9 or 10 are considered “Promoters.” To calculate our Net Promoter Score, we subtract the total percentage of Detractors from the total percentage of Promoters. For example, if 50% of overall respondents were Promoters and 10% were Detractors, our Net Promoter Score would be 40. The Net Promoter Score gives no weight to customers who decline to answer the survey question. This method is substantially consistent with how businesses across Enterprise Software and other industries typically calculate their Net Promoter Score.
Our most recent Net Promoter Score as of December 31, 2020 for our products Jamf Pro, Jamf Now and Jamf Connect on a consolidated basis was 54.6. We use our Net Promoter Score results to anticipate and provide more attention to customers who may be in the Detractor category and, for those in the Promoter category, as a predictive indicator of a customer’s desire to remain a customer for the long-term.

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USE OF PROCEEDS
The selling shareholders are selling all of the common stock being sold in this offering, including any shares sold upon the exercise of the underwriters’ option to purchase additional shares from certain of the selling shareholders. See “Principal and Selling Shareholders”. Accordingly, we will not receive any proceeds from this offering. We will bear the costs associated with the sale of the shares sold in this offering by the selling shareholders, other than underwriting discounts and commissions.

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DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends is at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

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MANAGEMENT
Below is a list of the names, ages as of December 31, 2020, positions and a brief account of the business experience of the individuals who serve as our executive officers, directors, and other key employees.
Name	Age	Position
Dean Hager	53	Chief Executive Officer and Director
Dave Alampi	57	Chief Marketing Officer
Sam Johnson	39	Chief Customer Officer
Jeff Lendino	50	Chief Legal Officer
Jill Putman	53	Chief Financial Officer
John Strosahl	54	Chief Operating Officer
Jason Wudi	42	Chief Technology Officer
Betsy Atkins	67	Director
David Breach	54	Director
Andre Durand	53	Director
Michael Fosnaugh	42	Director
Charles Guan	34	Director
Kevin Klausmeyer	62	Director
Christina Lema	40	Director
Martin Taylor	51	Director
Dean Hager has been the Chief Executive Officer of Jamf since June 2015. Mr. Hager has also been a member of the board of directors of the Company since November 2017. Prior to his roles at Jamf, Mr. Hager was the Chief Executive Officer of Kroll Ontrack, a market leader in providing data recovery and e-discovery solutions from January 2012 until May 2014. Prior to this, Mr. Hager worked at Lawson Software, a publicly-traded software company which was acquired by Infor, where he held various executive roles, and he also worked at IBM. Mr. Hager holds a bachelor’s degree in computer science and mathematics from St. Cloud State University and a master’s degree in management from St. Mary’s University. Mr. Hager is a valuable member of our Board due to his experience as our Chief Executive Officer, his executive experience at other software companies and his experience as an executive at a publicly-traded company.
Dave Alampi has been the Chief Marketing Officer of Jamf since June 2017. Mr. Alampi joined Jamf in March 2015 as Vice President, Product Management and Marketing. Prior to his roles at Jamf, Mr. Alampi was the Senior Vice President of Marketing and Product Management at Kroll Ontrack, from April 2012 until March 2015. Prior to this, Mr. Alampi was the Vice President, Marketing Strategy Services at Infor, a software company, from July 2006 until April 2012. Prior to this, Mr. Alampi held vice president and director roles at other software companies. Mr. Alampi holds a bachelor’s degree in Computer Engineering from Iowa State University and a master’s degree in Business Administration from the University of Minnesota.
Sam Johnson has served as the Chief Customer Officer at Jamf since May 2017, and previously served at Jamf as a Vice President of Customer Service from December 2014 until May 2017, a Director of Customer Service from October 2011 until December 2014 and a support manager from February 2008 until October 2011. Prior to joining Jamf, Mr. Johnson held various roles as a systems and networking engineer. Mr. Johnson holds a bachelor’s degree in Management Information Systems from the University of Wisconsin-Eau Claire.
Jeff Lendino has served as the Chief Legal Officer at Jamf since October 2020, and previously served at Jamf as the General Counsel from June 2018 until October 2020. Prior to this, Mr. Lendino was the General Counsel at Vireo Health, Inc. from July 2017 until May 2018. Prior to this, Mr. Lendino held various legal roles from August 1999 until June 2017, including General Counsel, at Kroll Ontrack,

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a pioneer in the data recovery and e-discovery industries. Mr. Lendino holds a bachelor’s degree in Spanish from St. John’s University (Minnesota) and a juris doctorate from William Mitchell College of Law.
Jill Putman has been the Chief Financial Officer at Jamf since June 2014. Prior to her role at Jamf, Ms. Putman was the Chief Financial Officer at Kroll Ontrack from July 2011 until May 2014. From 1997 to 2009, Ms. Putman held several roles, including VP of Finance, at Secure Computing, which was acquired by McAfee in 2008. Ms. Putman began her career with KPMG, serving in its audit practice. Ms. Putman has served as a director of Queen’s Gambit Growth Capital since January 2021 and director of Integral Ad Science since January 2021. Ms. Putman holds a bachelor’s degree in Accounting and Psychology from Luther College, an MBA from the University of St. Thomas, and is a CPA, inactive.
John Strosahl has served as the Chief Operating Officer since January 2020, and previously served at Jamf as the Chief Revenue Officer from October 2015 until January 2020. Prior to joining Jamf, Mr. Strosahl was a Vice President at eBay from November 2013 until October 2015. Prior to this, Mr. Strosahl held various executive roles at Digital River, Inc., a global e-commerce company. Mr. Strosahl holds a bachelor’s degree from Illinois Wesleyan University and a master’s degree from the University of Illinois at Chicago.
Jason Wudi has served as the Chief Technology Officer at Jamf, and previously served as the Chief Strategist at Jamf from June 2017 until January 2020, the Chief Technology Officer from October 2013 until June 2017, the Chief Cultural Officer from October 2011 until October 2013 and the Director of Services and Support from July 2006 until January 2012. Prior to his roles at Jamf, Mr. Wudi worked in the information system services department at the University of Wisconsin-Eau Claire. Mr. Wudi holds a bachelor’s degree in Information Systems from the University of Wisconsin-Eau Claire.
Betsy Atkins has served on our Board since July 2020. Ms. Atkins is the chief executive officer of Baja Corporation, an independent venture capital firm focused on technology, renewable energy and life sciences, a position she has held since 1994. Ms. Atkins also served as the chair and chief executive officer of Clear Standards until its acquisition by SAP. Ms. Atkins currently serves on the public company boards of SL Green Realty, a real estate investment trust, since April 2015 and Wynn Resorts, a hospitality company, since April 2018, as well as the private company Volvo Car AB and other private companies. Ms. Atkins previously served on the board of Cognizant Technology Solutions, an IT services company, from 2017 to 2018, Schneider Electric, an energy company, from 2011 to 2019, Covetrus, Inc. and its predecessor, Vets First Choice, a pharmaceutical company, from 2016 until 2019, and has extensive experience as a board member and compensation committee chair at other companies. Ms. Atkins also served as Lead Director of HD Supply Holdings, Inc., was formerly on the board of Polycom, Inc. and was formerly the governance chair at Darden Restaurants, Inc. Ms. Atkins received a bachelor’s degree in Liberal Arts from the University of Massachusetts. Ms. Atkins’ extensive experience as a board member and expertise in corporate governance, ESG, digital transformation and cyber make her a valuable member of our Board.
David Breach has served on our Board since July 2020. Mr. Breach is the Chief Operating Officer and Chief Legal Officer at Vista. Prior to joining Vista in 2014, Mr. Breach worked as a Senior Corporate Partner at Kirkland & Ellis LLP, where his practice focused on representation of private equity funds in all aspects of their business. Mr. Breach was a founding partner of Kirkland & Ellis’s San Francisco office, and received numerous professional accolades while at Kirkland & Ellis. Mr. Breach is also a Senior Managing Director of Vista and sits on Vista’s Private Equity Funds’ Investment Committees. Mr. Breach also sits on the board of Ping Identity Holding Corp. and Datto Holding Corp., and Vista portfolio companies DealerSocket, Inc., STATS, LLC (d/b/a STATS Perform), Solera Holdings Inc., and Mediaocean LLC. Mr. Breach received a bachelor of business administration in marketing from Eastern Michigan University and received a juris doctorate from the University of Michigan, magna cum laude, Order of the Coif. Mr. Breach is currently a member of the State Bars of California, Illinois and Michigan. Mr. Breach’s extensive experience in the areas of corporate strategy, private equity and firm governance, as well as his experience on the boards of other companies, make him a valuable member of our Board.

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Andre Durand has served on our Board since 2017. Mr. Durand is currently the Chief Executive Officer and founder of Ping Identity Corporation, and has served in such position since 2001. Prior to founding Ping Identity Corporation, Mr. Durand founded Jabber, Inc., an instant messaging open source platform used by businesses globally, in 2000. Mr. Durand is a director of Ping Identity Holding Corp. Mr. Durand earned a bachelor’s degree in biology and economics from the University of California at Santa Barbara. Mr. Durand’s extensive knowledge of technology company business and strategy, as well as his experience in the technology industry and leadership role as the Chief Executive Officer of Ping Identity Corporation, make him a valuable member of our Board.
Michael Fosnaugh has served on our Board since 2017. Mr. Fosnaugh is a Senior Managing Director at Vista. Mr. Fosnaugh is Co-Head of the Chicago office, is the Co-Head of Vista’s Flagship Fund, and sits on the Flagship Fund’s Investment Committee. Mr. Fosnaugh was actively involved in Vista’s investments in Forcepoint, MRI Software, SirsiDynix, Sunquest Information Systems, Websense and Zywave. Prior to joining Vista in 2005, Mr. Fosnaugh worked in the Technology, Media & Telecommunications group at SG Cowen & Co., where he focused on the software, services and financial technology sectors. While at SG Cowen, Mr. Fosnaugh advised clients on buy-side and sell-side transactions, public and private equity financings and other strategic advisory initiatives. Mr. Fosnaugh currently serves on the board of Ping Identity Holding Corp. and several of Vista’s private portfolio companies, including 7ParkData, Inc., Acquia Inc., Advicent Solutions Inc., Alegeus Technologies Holdings Corp., Applause App Quality, Inc., EAB Global Inc., Greenway Health, LLC, Integral Ad Science Inc., Mediaocean LLC, PlanSource Benefits Administration, Inc. and STATS, LLC (d/b/a STATS Perform). Mr. Fosnaugh received a bachelor’s degree in economics from Harvard College. Mr. Fosnaugh’s extensive experience in the areas of corporate strategy, technology, finance, marketing, business transactions and software investments, as well as his experience working with other technology and software companies, make him a valuable member of our Board.
Charles Guan has served on our Board since 2017. Mr. Guan is a Vice President at Vista Equity Partners. Mr. Guan joined Vista Equity Partners in 2009. In these roles, Mr. Guan helps lead private equity investments and is responsible for driving strategic initiatives in the Office of the President. Mr. Guan currently serves on the board of STATS, LLC (d/b/a STATS Perform). Mr. Guan received a bachelor’s degree in biomechanical engineering from Stanford University. Mr. Guan’s experience with a variety of Vista’s private equity technology companies make him a valuable member of our Board.
Kevin Klausmeyer has served on our Board since 2019. Prior to this, Mr. Klausmeyer served on the Hortonworks board from August 2014 until it merged with Cloudera, Inc. in January 2019, where he is currently a member of the Board. Mr. Klausmeyer served on the board of directors of Callidus Software Inc., a provider of SaaS sales and marketing automation solutions, from April 2013 until its acquisition by SAP SE in April 2018. From April 2013 to October 2013, Mr. Klausmeyer served on the board of directors of Sourcefire, Inc., a provider of network security solutions (acquired by Cisco Systems, Inc.). From July 2003 to September 2012, Mr. Klausmeyer served on the board of directors of Quest Software, Inc., a software company that was acquired by Dell Inc. From July 2006 to February 2011, Mr. Klausmeyer served as the Chief Financial Officer of The Planet, Inc., a pioneer in the infrastructure-as-a-service market, which was acquired by SoftLayer Technologies, Inc. (a company later acquired by IBM). Mr. Klausmeyer holds a B.B.A. in accounting from the University of Texas. Mr. Klausmeyer’s experience on other public technology companies’ boards and his executive leadership roles at technology companies make him a valuable member of our Board.
Christina Lema has served on our Board since November 2020. Ms. Lema has served as Managing Director and General Counsel of Vista Equity Partners since February 2012. As General Counsel of Vista, she divides her time between corporate and transactional matters, fund formation, every day legal matters, and advising Vista’s portfolio companies, which range in size from around $20 million to over $10 billion in enterprise value. Ms. Lema currently serves on the board of Datto Holding Corp. and Greenway Health, LLC. Ms. Lema earned a bachelor’s degree in Economics and Spanish from the University of Pennsylvania and a J.D. from the Columbia University School of Law. Ms. Lema’s expertise in legal matters and experience working with similar companies make her a valuable member of our Board.

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Martin Taylor has served on our Board since 2017. Mr. Taylor is an Operating Managing Director at Vista Equity Partners. In his capacity as an Operating Managing Director he works with the leadership teams in the Vista portfolio creating value. Mr. Taylor serves on the board of Ping Identity Holding Corp. Mr. Taylor also currently serves on the board of multiple Vista portfolio companies. He also works on a variety of cross portfolio initiatives. Prior to joining Vista in 2006, Mr. Taylor spent over 13 years at Microsoft in various capacities, including roles managing corporate strategy, sales, product marketing and various segment focused teams in North America and Latin America. Mr. Taylor attended George Mason University. Mr. Taylor’s extensive experience in the areas of corporate strategy, technology, finance, marketing, business transactions and mergers and acquisitions as well as his experience serving on the boards of other technology and software companies, make him a valuable member of our Board.
Family Relationships
There are no family relationships between any of our executive officers and directors.
Corporate Governance
Board Composition and Director Independence
Our business and affairs are managed under the direction of our Board. Our Board is composed of nine directors. Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our Board. Our certificate of incorporation also provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors are Messrs. Breach and Fosnaugh and Ms. Lema will serve until the first annual meeting of shareholders following the completion of our IPO (or our 2021 annual meeting), our Class II directors are Messrs. Taylor, Guan and Hager and will serve until the second annual meeting of shareholders following the completion of our IPO (or our 2022 annual meeting) and our Class III directors are Ms. Atkins and Messrs. Durand and Klausmeyer and will serve until the third annual meeting of shareholders following the completion of our IPO (or our 2023 annual meeting). In addition, our certificate of incorporation provides that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock then outstanding. If Vista’s beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2∕3% of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws provide that Vista has the right to designate the Chairman of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Mr. Fosnaugh is the Chairman of our Board.
The listing standards of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.
The Board determined that Ms. Atkins and Messrs. Durand and Klausmeyer meet the NASDAQ requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.
Controlled Company Status
The Vista Funds continue to control a majority of our outstanding common stock. As a result, we will remain a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power for the election

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of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
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the requirement that a majority of our Board consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We intend to continue to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.
Board Committees
Our Board has an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.
Board Member	Audit Committee	Compensation and Nominating Committee
Betsy Atkins		X (Chair)
David Breach		X
Andre Durand	X
Michael Fosnaugh		X
Charles Guan	X
Kevin Klausmeyer	X (Chair)
Christina Lema
Martin Taylor		X
Audit Committee
Our Audit Committee is composed of Messrs. Durand, Guan and Klausmeyer, with Mr. Klausmeyer serving as chair of the committee. We comply with the audit committee requirements of the SEC and NASDAQ, which require that the Audit Committee be composed of at least one independent director at the closing of our IPO, a majority of independent directors within 90 days following our IPO and all independent directors within one year following our IPO. Our Board determined that Messrs. Klausmeyer and Durand meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. Our Board also determined that Mr. Klausmeyer is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of NASDAQ. The Audit Committee’s responsibilities include:
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appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

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pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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review our policies on risk assessment and risk management;

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reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•
recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•
monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•
preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•
reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•
reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation and Nominating Committee
Our Compensation and Nominating Committee is composed of Ms. Atkins and Messrs. Fosnaugh, Breach and Taylor, with Ms. Atkins serving as chair of the committee. The Compensation and Nominating Committee’s responsibilities include:
•
annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•
evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•
reviewing and approving the compensation of our other executive officers;

•
appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•
conducting the independence assessment outlined in NASDAQ rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•
annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NASDAQ;

•
reviewing and establishing our overall management compensation, philosophy and policy;

•
overseeing and administering our compensation and similar plans;

•
reviewing and making recommendations to our Board with respect to director compensation;

•
reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•
developing and recommending to our Board criteria for board and committee membership;

•
subject to the rights of Vista under the director nomination agreement as described in “Certain Relationships and Related Party Transactions  —  Related Party Transactions  —  Director Nomination Agreement”, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•
developing and recommending to our Board best practices and corporate governance principles;

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
•
developing and recommending to our Board a set of corporate governance guidelines; and

•
reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.
Code of Ethics
We adopted a Code of Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics is available on our website at ir.jamf.com under “Corporate Governance.” We intend to disclose any amendments to our Code of Ethics, or any waivers of its requirements, on our website.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
EXECUTIVE COMPENSATION
The following discussion may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts. Additionally, this discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.
Overview
We are providing compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC. This Executive Compensation section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers who we refer to as our “Named Executive Officers”. For the year ended December 31, 2020, our Named Executive Officers and their positions were as follows:
•
Dean Hager, Chief Executive Officer;

•
Jill Putman, Chief Financial Officer; and

•
John Strosahl, Chief Operating Officer.

Summary Compensation Table
The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our Named Executive Officers for the past two fiscal years.
Name and principal position	Year	Salary	Bonus(1)	Nonequity incentive plan compensation(2)	Total
Dean Hager, Chief Executive Officer(3)	2020	$360,578	—	$395,963	$756,541
	2019	$300,001	$11,500	$382,124	$693,675
Jill Putman, Chief Financial Officer	2020	$323,939	—	$247,168	$571,107
	2019	$313,899	$12,300	$210,676	$536,875
John Strosahl, Chief Operating Officer(4)	2020	$267,213	—	$322,107	$589,320
	2019	$253,165	$9,387	$263,138	$526,140

(1)
Amounts represent discretionary one-time bonus amounts earned by each of our Named Executive Officers in respect of certain performance and Company operational objectives.

(2)
Represents the actual amounts earned by each of our Named Executive Officers under the performance-based cash incentive plan described below under “— Non-Equity Incentive Compensation”.

(3)
Mr. Hager serves on the Board, but is not paid additional compensation for such service.

(4)
Mr. Strosahl served as our Chief Revenue Officer until January 2020, at which time he was appointed to his current position of Chief Operating Officer.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes, for each of the Named Executive Officers, the number of shares of our common stock underlying outstanding equity award held as of December 31, 2020.
	Option Awards(1)						Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable(2)(3)	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)(3)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Dean Hager	11/21/2017	1,237,500.00	412,500.00	825,000.00	5.49	11/21/2027
	12/10/2019	—	—	284,625.00	8.70	12/10/2029
Jill Putman	11/21/2017	275,000.00	91,667.00	183,334.00	5.49	11/21/2027
	10/10/2019	—	—	63,250.00	8.21	10/10/2029
John Strosahl	11/21/2017	121,000.00	60,500.00	121,000.00	5.49	11/21/2027
	10/10/2019	—	—	123,750.00	8.21	10/10/2029

(1)
Each stock option was granted pursuant to the 2017 Plan.

(2)
The shares underlying the service options are scheduled to vest over a 4-year period as follows: 25% of the shares vest upon completion of one year of service measured from November 13, 2017, and the balance vests in 12 successive equal quarterly installments, subject to continuous service. The shares underlying the service options will fully vest and will be fully exercised through a cashless net exercise automatically upon a change of control of the Company. In addition, the service options will vest and become exercisable when Vista’s realized cash return on its investment in the Company equals or exceeds $1.515 billion upon certain change of control events.

(3)
The shares underlying the return options will vest and become exercisable when Vista’s realized cash return on its investment in the Company equals or exceeds $1.515 billion upon certain change of control events.

Employment, Severance and Change in Control Arrangements
We have letter agreements with each of our Named Executive Officers that provide for at-will employment and set forth each executive’s annual base salary, maximum bonus opportunity and eligibility to participate in our benefit plans generally. Each Named Executive Officer is subject to our standard confidentiality, invention assignment, non-solicit, non-compete and arbitration agreement.
Mr. Hager’s annual base salary for the year ended December 31, 2020 was $375,000, his target performance-based cash incentive annual bonus is equal to $243,750 and he is eligible for an additional performance-based bonus of up to $131,250. Ms. Putman’s annual base salary for the year ended December 31, 2020 was $325,000 and her performance-based cash incentive annual bonus is equal to 75% of her base salary. Mr. Strosahl’s annual base salary for the year ended December 31, 2020 was $270,000 and his performance-based cash incentive annual bonus is equal to 100% of his base salary, plus an additional $20,000 tied to a specific annual contract value metric. The performance-based cash incentive bonus for each of our Named Executive Officers provides incentive payments correlated to individual management by objectives and the attainment of pre-established objective financial goals.
Our Named Executive Officers’ letter agreements provide that upon a termination by us for any reason other than for “cause” or upon a resignation by such officer for “good reason”, each as defined therein, subject to the execution and delivery of a fully effective release of claims in favor of the Company, Mr. Hager, Mr. Strosahl and Ms. Putman will receive lump sum cash payments equal to 12 months, six months and six months of base salary, respectively.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Non-Equity Incentive Compensation
For 2020, our Named Executive Officers were eligible to receive an annual performance-based cash incentive award. Performance was assessed against goals and targets that were established for the fiscal year by our Board in the third quarter of 2020. Each performance goal was assigned a “target” level of performance. The performance goals used to determine cash incentive awards for 2020 were based on our ARR as of December 31, 2020 and total revenue for the year ended December 31, 2020, attainment of sales objectives and individual management objectives.
Equity Incentives — 2017 Stock Option Plan
The 2017 Plan was originally adopted by our Board and approved by our shareholders in connection with the Vista Acquisition. Under the 2017 Plan, we have reserved for issuance an aggregate of 8,470,000 shares of our common stock. The number of shares of common stock reserved for issuance is subject to automatic adjustment in the event of a stock split, stock dividend or other change in our capitalization.
The 2017 Plan permits the granting of (i) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (ii) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by the administrator and may not exceed 10 years from the date of grant.
Our Board is the administrator of the 2017 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award. The administrator is authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants without shareholder approval. Persons eligible to participate in the plan are those officers, employees, directors, consultants and other advisors (including prospective employees, but conditioned upon their employment) of the Company and its subsidiaries as selected from time to time by the administrator in its discretion.
Our Board has determined not to make any further awards under the 2017 Plan.
Equity and Cash Incentives — Summary of the 2020 Omnibus Incentive Plan
The 2020 Plan was adopted by our Board and approved by our shareholders in connection with our IPO. Under the 2020 Plan, employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, are eligible to receive awards. The 2020 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards and performance awards intended to align the interests of participants with those of our shareholders. We initially reserved 14,800,000 shares of our common stock for issuance under the 2020 Plan. The total number of shares reserved for issuance under the 2020 Plan increases on January 1 of each of the first 10 calendar years during the term of the 2020 Plan by the lesser of: (i) a number of shares of our common stock equal to 4% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year or (ii) such number of shares of our common stock determined by our Board.
401(k) Plan
We maintain a retirement plan that is intended to be tax-qualified that provides all regular employees (including our Named Executive Officers) with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Non-Employee Director Compensation
The following table presents the total compensation for each person who served as a non-employee member of our Board during 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of our Board in 2020.
Name	Fees Earned or Paid in Cash	Stock awards(1)	Total ($)
Betsy Atkins	$60,000	$150,020	$210,020
Andre Durand	$100,000	—	$100,000
Kevin Klausmeyer	$110,000	$81,249	$191,249

(1)
Amounts represent the grant date fair value of restricted stock units granted to the directors as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718. The assumptions used in calculating the grant-date fair value of the stock options are set forth in Notes 2 and 10 to the consolidated financial statements that are included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock units and do not correspond to the actual economic value that may be received by the directors for these restricted stock units.

Non-Employee Director Compensation Policy
We compensate our non-employee directors according to the following structure:
Description	Amount
Annual cash compensation	$100,000
Additional annual cash compensation for chair of committee	$20,000
Annual equity compensation	$150,000 (RSUs)
We are party to indemnification agreements with each of our executive officers, certain other officers and directors. The indemnification agreements provide the executive officers, certain other officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under applicable law.
Representatives of Vista receive no compensation for their service as directors.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information about the beneficial ownership of our common stock as of February 28, 2021 and as adjusted to reflect the sale of the common stock in this offering, for:
•
each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•
each selling shareholder;

•
each of our directors;

•
each of our Named Executive Officers; and

•
all of our directors and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on common stock outstanding as of February 28, 2021. Each shareholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. Certain of the selling shareholders have granted the underwriters an option to purchase up to           additional shares of common stock from such selling shareholders.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or RSUs that are currently exercisable or exercisable within 60 days of February 28, 2021 are deemed to be outstanding and beneficially owned by the person holding the options or RSUs. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.
Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 100 Washington Ave S, Suite 1100, Minneapolis, MN. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
			Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		No exercise Number of shares	Full Exercise Number of shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
	Number of Shares	Percentage			Percentage	Percentage
5% and Selling Shareholders:
Vista Funds(1)	72,845,508	62.0%			%	%
Other Selling Shareholders:
Directors and Named Executive Officers:
Dean Hager(2)	1,281,353	1.1%	1,281,353	1,281,353	1.1%	1.1%
Jill Putman(3)	355,589	*	355,589	355,589	*	*
John Strosahl(4)	208,979	*	208,979	208,979	*	*
Betsy Atkins	1,923	*	1,923	1,923	*	*
David Breach	—	—	—	—	—	—
Andre Durand	84,081	*	84,081	84,081	*	*
Michael Fosnaugh	—	—	—	—	—	—
Charles Guan	—	—	—	—	—	—
Kevin Klausmeyer	27,875	*	27,875	27,875	*	*
Christina Lema	—	—	—	—	—	—
Martin Taylor	—	—	—	—	—	—
Directors and executive officers as a group (14 individuals)(5)	2,486,832	2.1%	2,486,832	2,486,832	2.1%	2.1%

(1)
Represents (a) 39,045,866 shares held directly by Vista Equity Partners Fund VI, L.P. (“VEPF VI”), (b) 23,587,729 shares held directly by Vista Equity Partners Fund VI-A, L.P. (“VEPF VI-A”), (c) 475,138 shares held directly by VEPF VI FAF, L.P. (“FAF”), (d) 7,212,426 shares held directly by Vista Co-Invest Fund 2017-1, L.P. (“Vista Co-Invest”) and (e) 2,524,349 shares held directly by VEPF VI Co-Invest 1, L.P. (“VEPF Co-Invest,” and collectively with VEPF VI, VEPF VI-A, FAF and Vista Co-Invest, the “Vista Funds”). Vista Equity Partners Fund VI GP, L.P. (“Fund VI GP”) is the sole general partner of each of VEPF VI, VEPF VI-A and FAF. Fund VI GP’s sole general partner is VEPF VI GP, Ltd. (“Fund VI UGP”). Vista Co-Invest Fund 2017-1 GP, L.P. (“Vista Co-Invest GP”) is the sole general partner of Vista Co-Invest. Vista Co-Invest GP’s sole general partner is Vista Co-Invest Fund 2017-1 GP, Ltd. (“Vista Co-Invest UGP”). VEPF VI Co-Invest 1 GP, L.P. (“VEPF Co-Invest GP”) is the sole general partner of VEPF Co-Invest. VEPF Co-Invest GP’s sole general partner is VEPF VI Co-Invest 1 GP, Ltd. (“VEPF Co-Invest UGP”). Robert F. Smith is the sole director and one of 11 members of each of Fund VI UGP, Vista Co-Invest UGP and VEPF Co-Invest UGP. VEPF Management, L.P. (“Management Company”) is the sole management company of each of the Vista Funds. The Management Company’s sole general partner is VEP Group, LLC (“VEP Group”), and the Management Company’s sole limited partner is Vista Equity Partners Management, LLC (“VEPM”). VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, Fund VI GP, Fund VI UGP, Vista Co-Invest GP, Vista Co-Invest UGP, VEPF Co-Invest GP, VEPF Co-Invest UGP, the Management Company, VEPM and VEP Group may be deemed the beneficial owners of the shares held by the Vista Funds. The principal business address of each of the Vista Funds, Fund VI GP, Fund VI UGP, Vista Co-Invest GP, Vista Co-Invest UGP, VEPF Co-Invest GP, VEPF Co-Invest UGP, the Management Company, VEPM and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. Certain affiliates of the Vista Funds may make a contribution of shares of our common stock to a certain charity prior to the consummation of this offering. In such case, the recipient charity, if it chooses to participate in this offering, will be the selling shareholder with respect to the donated shares. Any such contribution will not change the aggregate number of shares being offered by the selling shareholders in this offering. In the event that the recipient charity elects not to participate in the offering, the number of shares being offered by the Vista Funds will be correspondingly adjusted such that the aggregate number of shares being offered by the selling shareholders in this offering remains unchanged. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

(2)
Includes 1,277,507 shares that may be acquired within 60 days upon the exercise of vested options.

(3)
Includes 288,917 shares that may be acquired within 60 days upon the exercise of vested options.

(4)
Includes 90,750 shares that may be acquired within 60 days upon the exercise of vested options.

(5)
Includes 1,831,661 shares that may be acquired within 60 days upon the exercise of vested options.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies for Approval of Related Party Transactions
We have adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:
•
the related person’s relationship to us and interest in the transaction;

•
the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•
the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•
the benefits to us of the proposed transaction;

•
if applicable, the availability of other sources of comparable products or services; and

•
an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.
In addition, under our Code of Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
All of the transactions described below were entered into prior to the adoption of the Company’s written related party transactions policy, but all were approved by our Board considering similar factors to those described above.
Related Party Transactions
Other than compensation arrangements for our directors and named executive officers, which are described in the section entitled “Executive Compensation,” below we describe transactions since January 1, 2017 to which we were a participant or will be a participant, in which:
•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Director Nomination Agreement
We are party to a director nomination agreement with Vista that provides Vista the right to designate nominees for election to our Board for so long as Vista beneficially owns 5% or more of the total number of shares of our common stock as of the completion of this offering. Vista may also assign its designation rights under the director nomination agreement to an affiliate.
The director nomination agreement provides Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock beneficially owned by Vista upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization (the “Original Amount”); (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30%

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount. In each case, Vista’s nominees must comply with applicable law and stock exchange rules. In addition, Vista shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Vista’s beneficial ownership at such time. Vista shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The director nomination agreement also prohibits us from increasing or decreasing the size of our Board without the prior written consent of Vista. This agreement will terminate at such time as Vista owns less than 5% of the Original Amount.
David Breach, Michael Fosnaugh, Charles Guan, Christina Lema and Martin Taylor, five of our current directors, are employed as a Chief Operating Officer and the Chief Legal Officer and Chief Operating Officer; Senior Managing Director; Vice President; Managing Director and General Counsel; and Operating Managing Director, respectively, of Vista.
Registration Rights Agreement
We are party to a registration rights agreement with Vista. Vista is entitled to request that we register Vista’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations”. Vista is also entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Vista’s expenses in connection with Vista’s exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by Vista and its affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, or Registrable Securities. These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Vista and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.
Indemnification of Officers and Directors
We are party to indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.
Relationship with VCG
Following the Vista Acquisition, we have utilized Vista Consulting Group, LLC (“VCG”), the operating and consulting arm of Vista, for consulting services, and have also reimbursed VCG for expenses related to participation by JAMF Holdings, Inc. employees in VCG sponsored events and also paid to VCG related fees and expenses. We paid VCG $0.2 million, $1.4 million and $1.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. Following our IPO, we may continue to engage VCG from time to time, subject to compliance with our related party transactions policy.
Arrangements with Companies Controlled by Vista
We purchased over $120,000 of services annually from certain companies controlled by Vista. We paid such companies approximately $0.6 million, $0.7 million and $0.6 million in the aggregate during

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
the years ended December 31, 2020, 2019 and 2018, respectively. We believe all of these arrangements are on comparable terms that are provided to unrelated third parties.
We received payments over $120,000 annually from certain companies controlled by Vista of $0.2 million, $0.1 million and zero ($0) in the aggregate during the years ended December 31, 2020, 2019 and 2018, respectively. We believe all of these arrangements are on comparable terms that are provided to unrelated third parties.
Prior Term Loan Facility
From time to time, Vista may acquire loans incurred by us either from us, in open market transactions or through loan syndications. In connection with our entry into the Prior Term Loan Facility, affiliates of Vista collectively acquired $45.0 million of term loans under our Prior Term Loan Facility. During the year ended December 31, 2020, the largest principal amount of debt under the Prior Term Loan Facility held by affiliates of Vista was $34.9 million. In conjunction with the repayment of debt using proceeds from our IPO, Vista received proceeds of $34.9 million. During the years ended December 31, 2020, 2019 and 2018, affiliates of Vista were paid $2.1 million, $3.4 million, and $3.7 million, respectively, in interest on the portion of the Prior Term Loan Facility held by them.
Lease Arrangements
The Company has an ongoing lease agreement for office space in Eau Claire, WI with an entity in which Mr. Wudi is a minority owner. The lease terms are considered to be consistent with market rates. The Company paid $1.1 million to the entity for the years ended December 31, 2020, 2019 and 2018.
Private Placement
Concurrently with the Company’s IPO in July 2020, the Company issued and sold 85,880 shares of common stock in a private placement to certain of its named executive officers, certain of its other employees and its independent directors at the IPO price for aggregate consideration of approximately $2.2 million.

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Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of December 31, 2020, we had 116,992,472 shares of common stock outstanding held by 38 shareholders of record and no shares of preferred stock outstanding, 7,234,490 shares of common stock issuable upon exercise of outstanding stock options and 1,293,107 shares of common stock issuable upon the vesting and settlement of outstanding RSUs. After this offering, we expect to have 117,464,443 shares of our common stock outstanding and no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws and to the applicable provisions of the DGCL.
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.
Voting Rights
Each outstanding share of common stock are entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.
Preemptive Rights
Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or Redemption Rights
Our common stock is neither convertible nor redeemable.
Liquidation Rights
Upon our liquidation, the holders of our common stock are entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Preferred Stock
Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of

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preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.
Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws
Our certificate of incorporation, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.
These provisions include:
Classified Board
Our certificate of incorporation provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board are elected each year. The classification of directors has the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors is fixed exclusively pursuant to a resolution adopted by our Board. Our Board has nine members.
Shareholder Action by Written Consent
Our certificate of incorporation precludes shareholder action by written consent at any time when Vista beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors.
Special Meetings of Shareholders
Our certificate of incorporation and bylaws provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of Vista. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Advance Notice Procedures
Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to Vista. Shareholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws do not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper

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Pursuant to 17 C.F.R. Section 200.83
procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by Vista pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement” for more details with respect to the director nomination agreement.
Removal of Directors; Vacancies
Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director.
Supermajority Approval Requirements
Our certificate of incorporation and bylaws provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our certificate of incorporation provides that at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% (as opposed to a majority threshold that would apply if Vista beneficially owns, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2∕3% supermajority vote for shareholders to amend our bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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the provisions regarding resignation and removal of directors;

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the provisions regarding entering into business combinations with interested shareholders;

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the provisions regarding shareholder action by written consent;

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the provisions regarding calling special meetings of shareholders;

Confidential Treatment Requested by Jamf Holding Corp.
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the provisions regarding filling vacancies on our Board and newly created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

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the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Business Combinations
We are not subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.
We have opted out of Section 203; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:
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prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
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upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Our certificate of incorporation provides that Vista, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Shareholders’ Derivative Actions
Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) is the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our

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Pursuant to 17 C.F.R. Section 200.83
certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation provides that, to the fullest extent permitted by law, none of Vista or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Vista or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions that are included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219 and its phone number is (800) 937-5449.
Listing
Our common stock is listed on NASDAQ under the symbol “JAMF”.

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SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. We also cannot predict with certainty when or if Vista will otherwise sell its common stock. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.
Upon completion of this offering, we will have 117,464,443 outstanding shares of our common stock. Of these shares, the 32,764,156 shares sold in our prior offerings and the           shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144.
The remaining           shares of our common stock outstanding after this offering will be “restricted securities”, as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.
We have filed with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2017 Plan and 2020 Plan. The shares of common stock covered by this registration statement are generally eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.
Lock-up Agreements
We, each of our directors and executive officers and the Vista Funds (as well as a certain charity if it receives a contribution of shares of common stock from the Vista Funds), have agreed or will agree that, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of           days after the date of this prospectus. Certain affiliates of the Vista Funds are expected to make a contribution of shares of common stock to a certain charity prior to this offering, and such recipient is expected, in turn, to sell the contributed shares in this offering. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting”.
Prior to the consummation of this offering, certain of our employees, including our executive officers, and/or directors have entered into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would be permitted, pursuant to the terms of such trading plans, including prior to the expiration of the lock-up agreements relating to this offering.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not otherwise release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Registration Rights Agreement
Pursuant to the registration rights agreement, we have granted Vista the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by Vista (or certain transferees) and to provide piggyback registration rights to Vista and certain executives, subject to the certain limitations and priorities on registration

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detailed therein, on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement”. These shares will represent    % of our outstanding common stock after this offering, or    % if the underwriters exercise their option to purchase additional shares from certain of the selling shareholders in full.
Rule 144
In general, under Rule 144, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
Subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately       shares immediately after this offering; and (2) the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of our IPO are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.
Equity Incentive Plans
We have filed with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2017 Plan and 2020 Plan. Shares covered by such registration statement are available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

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MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of certain U.S. federal income and estate tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the U.S.;

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persons subject to the alternative minimum tax;

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persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies and other financial institutions;

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real estate investment trusts or regulated investment companies;

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brokers, dealers or traders in securities;

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“controlled foreign corporations”, “passive foreign investment companies”, and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

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“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension fund; and

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tax-qualified retirement plans.

If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the U.S.;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

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an estate whose income is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of all substantial decisions of the trust is by one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amount will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition”.
Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that such Non-U.S. Holder is not a “United States person” as defined in the Code and qualifies for a reduced treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.
Any such effectively connected dividends will generally be subject to U.S. federal income tax at the rates and in the manner generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Sale or Other Taxable Disposition
Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or other taxable disposition and certain other requirements are met; or

•
our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax at the rates and in the manner generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for that taxable year (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded”, as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant sale or other taxable disposition by a Non-U.S. holder occurs, such Non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or a successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or other taxable disposition. Proceeds of a sale or other disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides, is established or is organized.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the Non-U.S. Holder timely files the appropriate claim with the IRS and furnishes any required information to the IRS.
Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.
Additional Withholding Tax on Payments Made to Foreign Accounts
Subject to the discussion below regarding recently issued Proposed Treasury Regulations, withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions or branches thereof located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and subject to recently issued Proposed Treasury Regulations described below, to payments of gross proceeds from the sale or other disposition of such stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which, would eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. There can be no assurance that the proposed regulations will be finalized in their present form.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Federal Estate Tax
Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
The Company, the selling shareholders and the representatives of the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table from the selling shareholders. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional           shares from certain of the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares from certain of the selling shareholders.
Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its officers, directors, and the Vista Funds (as well as a certain charity if it receives a contribution of shares of common stock from the Vista Funds) have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date           days after the date of this prospectus, except with the prior written consent of the representatives. Certain affiliates of the Vista Funds are expected to make a contribution of shares of common stock to a certain charity prior to this offering, and such recipient is expected, in turn, to sell the contributed shares in this offering. If the recipient sells all of the contributed shares in this offering, it will not be subject to the lock-up restrictions described above. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
In the case of the Company, the restrictions described in the immediately preceding paragraph do not apply to certain transactions including:
•
the sale of shares of our common stock to the underwriters pursuant to the underwriting agreement in this offering; and

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
•
transfers pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement.

In the case of our officers, directors, and the Vista Funds, the restrictions described in the paragraph above do not apply to certain transactions including:
•
subject to certain limitations, a bona fide gift or gifts;

•
subject to certain limitations, transfers to any trusts for the direct or indirect benefit of the transferor or the transferor’s immediate family;

•
transfers with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC;

•
subject to certain limitations, transfers by a corporation to any wholly owned subsidiary of such corporation;

•
subject to certain limitations, by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•
subject to certain limitations, (a) transfers pursuant to a bona fide third-party tender offer, merger, purchase, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control, provided that, in the event that the tender offer, merger, purchase, consolidation or other such transaction is not completed, the shares owned by the lock-up party will remain subject to terms of the lock-up agreement, or (b) transfers to the Company for payment of the exercise price upon the automatic “cashless” or “net” exercise of an option to purchase shares in connection with the termination of such option pursuant to its terms upon a change of control of the Company;

•
subject to certain limitations, transfers pursuant to the exercise of an option to purchase shares in connection with the termination of such option;

•
subject to certain limitations, transfers to the Company for (a) the payment of the exercise price upon the “cashless” or “net” exercise of an option to purchase shares or (b) for payment of tax withholdings (including estimated taxes) due as a result of the exercise of an option to purchase shares, in each case in connection with the termination of such option pursuant to its terms; and

•
subject to certain limitations, sales pursuant to written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act and that were established prior to the date hereof.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, and such release could trigger the pro rata release of these restrictions with respect to certain other shareholders.
Our common stock is listed on the NASDAQ under the symbol “JAMF.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked”

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ in the over-the-counter market or otherwise.
The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      million. We have agreed to reimburse the underwriters for expenses incurred by them related to any applicable state securities filings and for clearance of this offering with the Financial Industry Regulatory Authority, Inc. in connection with this offering in an amount of approximately $      .
The Company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. Certain of the underwriters are also customers of the Company. In addition, certain of the underwriters and/or their respective affiliates are lenders under the New Credit Agreement.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Securities, or an documents incorporated by reference herein, be distributed or published in any jurisdiction, except under circumstances that will result incompliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus, including any documents incorporated by reference herein, does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each, a Relevant State), no common stock has been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State (all in accordance with the Prospectus Regulation (defined below), except that offers of shares of our common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any such common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any shares of stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of stock acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
No shares of stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to such shares of stock which has been approved by the Financial Conduct Authority, except that the shares of stock may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FMSA”)

provided that no such offer of such stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any stock to be offered so as to enable an investor to decide to purchase or subscribe for any stock and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vista. Kirkland & Ellis LLP represents entities affiliated with Vista in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the information reporting requirements of the Exchange Act, and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the website of the SEC referred to above.
We also maintain a website at www.jamf.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-39399):
•
our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 4, 2021; and

•
the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on July 21, 2020, including any amendments thereto or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
any requests for documents to Jamf Holding Corp., 100 Washington Ave S., Suite 1100, Minneapolis, MN 55401, Attention: Investor Relations.
You also may access these filings on our website at https://ir.jamf.com/investor-relations. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83

          Shares
Jamf Holding Corp.
Common Stock
Goldman Sachs & Co. LLC
J.P. Morgan

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.
SEC registration fee	$
FINRA fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses		—
Total expenses	$

Item 14.
Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the  request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Our bylaws provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
We are party to indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.
We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933 or otherwise.
Item 15.
Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
Since we were incorporated on September 28, 2017, we have made sales of the following unregistered securities:
•
On November 13, 2017, we issued an aggregate of 92,059,664 shares of common stock to funds managed by affiliates of Vista Equity Partners (“Vista”) for aggregate total consideration of $505.0 million in connection with Vista acquiring JAMF Holdings, Inc.

•
On November 13, 2017, we issued an aggregate of 10,240,346 shares of common stock to certain rollover investors, including certain of our officers and employees, in connection with Vista’s acquisition of JAMF Holdings, Inc.

•
Between November 13, 2017 and September 30, 2020, we granted 8,813,560 stock options, of which 7,742,158 are outstanding, with strike prices ranging from $5.49 to $8.70.

•
Between November 13, 2017 and September 30, 2020, we issued an aggregate of 562,394 shares of our common stock to directors, executive officers and employees for aggregate total consideration of $2.8 million.

•
Between November 13, 2017, and September 30, 2020, we issued restricted stock units for an aggregate of 88,800 shares of our common stock (of which 36,520 are unvested) to two of our directors.

•
Concurrently with the Company’s IPO in July 2020, the issuance of 85,880 shares of common stock in the private placement to certain of its named executive officers, certain of its other employees and its independent directors at the IPO Price for an aggregate offer price of approximately $2.2 million.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933 or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.
Item 16.
Exhibits and Financial Statement Schedules.

(i)
Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Second Amended and Restated Certificate of Incorporation of Jamf Holding Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 27, 2020)
3.2	Amended and Restated Bylaws of Jamf Holding Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 27, 2020)
4.1	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 27, 2020)
5.1*	Opinion of Kirkland & Ellis LLP
10.1	Credit Agreement, dated as of July 27, 2020, among JAMF Holdings, Inc., as borrower, Juno Intermediate, Inc., as a guarantor, Juno Parent, LLC, as a guarantor, the other loan parties thereto, the lenders party thereto from time to time and JPMorgan Chase Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2020)
10.2	Master Services Agreement, effective as of November 13, 2017, by and between Vista Consulting Group, LLC and JAMF Holdings, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020)
10.3+	Letter Agreement, dated as of October 20, 2017, between JAMF Holdings, Inc. and Dean Hager (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020)
10.4+	Letter Agreement, dated as of November 20, 2017, between JAMF Holdings, Inc. and Jill Putman (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020)
10.5+	Letter Agreement, dated as of November 20, 2017, between JAMF Holdings, Inc. and John Strosahl (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (333-239535) filed with the SEC on June 29, 2020)
10.6+	Jamf Holding Corp. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (No. 333-240087) filed with the SEC on July 24, 2020)
10.7+	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020)
10.8+	Form of Restricted Shares Award Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020)

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Description
10.9+	Form of Stock Appreciation Rights Award Agreement (incorporated by reference Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020)
10.10+	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020)
10.11+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1(No. 333-239535) filed with the SEC on June 29, 2020)
10.12	Amended and Restated Director Nomination Agreement, dated September 1, 2020, by and among the Company and the signatories party thereto (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on September 2, 2020)
10.13+	Amended and Restated Jamf Holding Corp. Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-8 (No. 333-240087) filed with the SEC on July 24, 2020)
10.14+	Form of Amended and Restated Jamf Holding Corp. Stock Option Plan Grant Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020)
21.1	List of subsidiaries of Jamf Holding Corp. (incorporated to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 4, 2021)
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1*	Powers of attorney (included on signature page)

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan or arrangement.

(ii)
Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.
Item 17.
Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on           , 2021.
JAMF HOLDING CORP.
By:

Name: Dean Hager
Title:  Chief Executive Officer
POWER OF ATTORNEY
The undersigned directors and officers of Jamf Holding Corp. hereby appoint each of Jeff Lendino, Ian Goodkind and Jill Putman, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Dean Hager	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Jill Putman	Chief Financial Officer (Principal Financial Officer)	, 2021
Ian Goodkind	Chief Accounting Officer (Principal Accounting Officer)	, 2021
Betsy Atkins	Director	, 2021
David A. Breach	Director	, 2021
Andre Durand	Director	, 2021
Michael Fosnaugh	Director	, 2021

Confidential Treatment Requested by Jamf Holding Corp.
Pursuant to 17 C.F.R. Section 200.83
Signature	Title	Date
Charles Guan	Director	, 2021
Kevin Klausmeyer	Director	, 2021
Christina Lema	Director	, 2021
Martin Taylor	Director	, 2021